SEWARD & KISSEL LLP
901 K Street, NW
Suite 800
Washington, DC  20001
Telephone: (202) 737-8833
Facsimile: (202) 737-5184
www.sewkis.com

June 4, 2014

VIA EDGAR

Mr. Chad Eskildsen
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Fairholme Funds, Inc.
File Nos. 333-88517 and 811-09607

Dear Mr. Eskildsen:

This letter responds to comments of the staff (the "Staff") of the Securities and Exchange Commission ("SEC") to the annual reports of each series of Fairholme Funds, Inc. (the "Company") included in the Company's Form N-CSR filing made on February 5, 2014, as amended in a filing on February 10, 2014.  The Staff's comments were provided orally to personnel of Fairholme Capital Management, L.L.C. and to the undersigned on May 19, 2014.  The filings contained the annual reports for the following series of the Company:  The Fairholme Fund ("Fairholme Fund"), The Fairholme Focused Income Fund ("Income Fund") and The Fairholme Allocation Fund ("Allocation Fund")(each a "Fund" and collectively, the "Funds").

For your convenience, each of the Staff's comments is set forth below in bold typeface and is followed immediately by the Company's response.

Comment:  Please describe the reason(s) for the amended filing.

Response:  The original filing contained a printer error on the cover page of the Fairholme Fund's annual report, incorrectly describing the investment objective of the Fund. The amended filing was made to reflect the correction of that error.

Comment:  Item 27(b)(7)(i) of Form N-1A requires an annual report to include disclosure discussing "the factors that materially affected the fund's performance during the most recently completed fiscal year, including relevant market conditions and the investment strategies and techniques used by the fund's investment adviser."  Please discuss how each Fund has addressed this requirement.

Fairholme Funds, Inc.
June 4, 2014

Response:  Each Fund believes that it has complied with the requirements of Item 27(b)(7)(i) of Form N-1A with respect to its annual report.  The MD&A of each Fund includes the Fund's performance for the six-month, one-year, five-year, ten-year and since inception periods, as applicable, ended November 30, 2013.  The MD&A highlights the Fund's principal investment strategy of investing in a focused portfolio of securities and includes charts of the top holdings of the Fund as of November 30, 2013, listing such holdings by issuer and separately by sector.  Each chart reflects the focused nature of the Fund's portfolio, which provides a contrast to the more diversified portfolio of the index to which the Fund's performance is compared.  The MD&A also discusses the Fund's positions in cash and cash equivalents and the investment manager's view on those positions from a portfolio management perspective.

The MD&A discusses the analysis employed by the investment manager during the period in effecting portfolio transactions for the Fund.  For example, the MD&A for the Fairholme Fund discloses that the investment manager determines to complete a portfolio transaction based on its "estimates of the absolute and relative intrinsic values and fundamental dynamics of a particular security and its issuer and its industry."  The MD&A also notes that certain strategies may result in "shorter holding periods."

The MD&A of each Fund does not address market conditions during the period because the investment manager did not believe that general market conditions had a material affect on the Fund's performance during the period.

Comment:  Please confirm that the Fairholme Fund complied with its fundamental investment policy not to concentrate investments in an industry ("concentration policy") in connection with the investment in securities of AIG.  Also please confirm that the Fairholme Fund complied with applicable diversification requirements under Sub-Chapter M of the Internal Revenue Code in connection with its investments in securities of AIG.  Please explain why the Fund's investment in AIG securities is not included as a principal investment strategy in the Fund's prospectus.

Response:  The Fairholme Fund confirms that it complied with its concentration policy in connection with its investment in securities of AIG.  The Fairholme Fund also confirms that it complied with the applicable diversification requirements of Sub-Chapter M in connection with its investments in securities of AIG.

The Fund does not believe that its investment in AIG represents a principal investment strategy of the Fund.  As previously explained to the Staff, the Fund does not maintain a strategy, i.e., a policy, practice or technique, of investing a specified percentage of its assets in a specific issuer or in a specific industry.  The Fund believes incorporating prospectus disclosure with respect to a strategy that the Fund has not adopted would be inappropriate and potentially misleading.

The Fund believes that it has included in its prospectus appropriate disclosure of the principal investment strategy pursuant to which it invested in AIG.  The Fund has identified its focused portfolio strategy as a principal investment strategy.  The investment manager's implementation of this focused portfolio strategy for the Fund has resulted in a limited number of issuers in the Fund's portfolio, including AIG.  Under the focused portfolio strategy, issuers in which the Fund invests vary from time to time based on the investment manager's assessment of specific issuers.  In addition, the percentage of the Fund's assets that any investment comprises varies from day to day based on a variety of factors, including the value of each portfolio security, purchases and sales of portfolio securities and purchases and sales of Fund shares.

Fairholme Funds, Inc.
June 4, 2014

Comment:  Please discuss the nature of the legal expenses and interest expenses reflected in the last sentence of Note 2 to the Financial Statements of the Fairholme Fund.

Response:  The legal expenses referenced in Note 2 relate to expenses incurred by the Fund in connection with its investments in the securities of the Federal National Mortgage Association ("Fannie Mae") and Federal Home Loan Mortgage Corporation ("Freddie Mac") and the legal complaints filed by the Fund against the Federal Housing Finance Agency (conservator of Fannie Mae and Freddie Mac) and the Department of the Treasury.  Copies of the complaints have been filed with the SEC.  The legal expenses, which are extraordinary and relate to the investments, are excluded from those expenses paid by the investment manager under the investment management agreement.  The interest expenses relate to the Fund's short selling of certain Treasury securities during the period.

Comment:  Please confirm that the Fairholme Fund distributed the notices required by Rule 19(a) under the Investment Company Act of 1940 in connection with the return of capital disclosed in the "Statement of Changes in Net Assets" in the Annual Report.

Response:  The Fund confirms that the notices required by Rule 19(a) were distributed to its shareholders in connection with the referenced return of capital.

Comment:  Please confirm that the Income Fund complied with its investment policy not to concentrate investments in an industry ("concentration policy") in connection with its investments in securities of issuers in the retail department stores sector.

Response:  The Fund confirms that it complied with its concentration policy in connection with its investment in securities of issuers in the retail department stores sector.

  *          *          *

Fairholme Funds, Inc.
June 4, 2014

We have been authorized by the Company to acknowledge on its behalf that (i) the Company is responsible for the adequacy and accuracy of the disclosures in the filing; (ii) Staff comments or changes to disclosures in response to Staff comments in the filing reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional comments or questions, please contact the undersigned at (202) 737-8833.

Sincerely,
/s/ Paul M. Miller Paul M. Miller

cc:           Paul R. Thomson, CCO